Blue State Corp.
1 KL to Walmart Heredia, House 24a
San Jose, Costa Rica
Email : bluestatecorp@gmail.com

May 22, 2020

Securities and Exchange Commission Washington DC.
Attention: Thomas Jones
Division of Corporation Finance and Office of Manufacturing

Amendment No. 1 to Registration Statement on Form S-1 Filed May 12, 2020
File No. 333-237085

Amendment 1 to Registration Statement on Form S-1 filed May 12, 2020

General
1.  We note your response to prior comment 2. Please revise your disclosure in the fourth risk factor on page 11 and in the first paragraph on page 15 to state that the selling shareholders must offer and sell their shares for a fixed price of $0.02 per share for the duration of the offering. Also, revise your disclosure in the fifth paragraph on page 27 to state that the selling shareholders must offer and sell their shares for a fixed price for the duration of the offering and revise the reference to the OTC to instead refer to the OTC Pink. In addition, revise your disclosure in the Plan of Distribution section beginning on page 14 to identify your selling shareholders as underwriters.

We have revised all sections mentioned in this comment.

Page 11 fourth risk factor, we have provided the following disclosure; “The selling shareholders are considered underwriters and must offer and sell their shares at a fixed price of $0.02 for the duration of the offering.”

Page 15 first paragraph, we have provided the following disclosure; “The Selling Shareholders are underwriters. They may sell some or all of their common stock in one or more transactions, including block transactions at a fixed price of $0.02 for the duration of the offering:
1.	on such public markets or exchanges, as the common stock may from time to time be trading;
2.	in privately negotiated transactions;
The sales price is fixed at $0.02 per share for the duration of the offering, even if the shares of our common stock become traded on the OTC Pink Market regulated by the Financial Industry Regulatory Authority or another exchange.”

Page 27 fifth paragraph, we have provided the following disclosure; “we have a verbal agreement with each selling shareholder that they will only sell their shares at a fixed price of $0.02 per share for the duration of the offering, even if, and or when our shares are quoted on the Over-the-Counter Pink Market (OTC Pink).

Plan of Distribution Page14, we have provided the following disclosure; “The Selling Stockholders are underwriters and any broker-dealers or agents that are involved in selling the shares are also deemed to be “underwriters”
Exhibits, page 31

2.  Please have your auditor revise the consent to reference the correct audit report date. We note that the consent refers to the audit report dated March 11, 2020, however, the audit report in the amended S-1 is dated January 4, 2020.

Our Auditor has provided us with a revised consent to correctly reflect the date of the Audit Report as January 4, 2020.
Consolidated Financial Statements
Condensed Consolidated Balance Sheets, page F-19

3.  Please revise the common stock caption to correctly indicate the dates at which the number of authorized, issued and outstanding shares are presented. This comment also applies to the consolidated balance sheet presented on page F-27.

We have revised the dates in the financial statements to correctly reflect the number of authorized, issued and outstanding shares.

Your truly,

/s/Alessandro Napoleone
Alessandro Napoleone
President and CEO
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